021XDA Fold Fold Have questions about this notice? Call the Toll Free Number below or scan the QR code to find out more. Toll Free 1-866-964-0492 www.computershare.com/ noticeandaccess Notice of Availability of Proxy Materials for ERO COPPER CORP. Annual General Meeting Meeting Date and Location: When: April 24, 2025 Where: 3:30 pm (Pacific Time) Blake, Cassels & Graydon LLP (Pacific Boardroom), 1133 Melville Street, Suite 3500, Vancouver, BC You are receiving this notice to advise that the proxy materials for the above noted securityholders’ meeting are available on the Internet. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We remind you to access and review all of the important information contained in the information circular and other proxy materials before voting. The information circular and other relevant materials are available at: https://erocopper.com/investors/agm-materials/ OR www.sedarplus.ca OR www.sec.gov How to Obtain Paper Copies of the Proxy Materials Securityholders may request to receive paper copies of the current meeting materials by mail at no cost. Requests for paper copies may be made using your Control Number as it appears on your enclosed Voting Instruction Form or Proxy. To ensure you receive the materials in advance of the voting deadline and meeting date, all requests must be received no later than April 12, 2025. If you do request the current materials, please note that another Voting Instruction Form/Proxy will not be sent; please retain your current one for voting purposes. For Holders with a 15 digit Control Number: Request materials by calling Toll Free, within North America - 1-866-962-0498 or direct, from Outside of North America - (514) 982-8716 and entering your control number as indicated on your Voting Instruction Form or Proxy. To obtain paper copies of the materials after the meeting date, please contact 1-800-564-6253 or 1-514-982-7555. For Holders with a 16 digit Control Number: Request materials by calling Toll Free, within North America - 1-877-907-7643 or direct, from Outside of North America - 1-303-562-9305 and entering your control number as indicated on your Voting Instruction Form. To obtain paper copies of the materials after the meeting date, please contact 1-800-564-6253 or 1-514-982-7555.

Securityholder Meeting Notice

The resolutions to be voted on at the meeting are listed below along with the Sections within the Information Circular where disclosure regarding the matter can be found.

1. **Number of Directors** - PARTICULARS OF MATTERS TO BE ACTED UPON – 2. Number of Directors

   To set the number of Directors at ten (10).

2. **Election of Directors** - PARTICULARS OF MATTERS TO BE ACTED UPON – 3. Election of Directors

David Strang	Makko DeFilippo	Jill Angevine
Lyle Braaten	Steven Busby	Dr. Sally Eyre
Robert Getz	Chantal Gosselin	Faheem Tejani
John Wright		

3. **Appointment of Auditors** - PARTICULARS OF MATTERS TO BE ACTED UPON – 4. Appointment of Auditors

   Appointment of KPMG LLP, Chartered Professional Accountants, as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.

4. **Advisory Vote on Executive Compensation** - PARTICULARS OF MATTERS TO BE ACTED UPON – 5. Advisory Vote on Executive Compensation

   To approve a non-binding advisory "say on pay" resolution accepting the Company's approach to executive compensation.

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Notice-and-access: Notice-and-access is a set of rules for reducing the volume of materials that must be physically mailed to shareholders by allowing issuers to post the Circular and additional materials online. Materials may be delivered electronically to shareholders. Please call Computershare toll free at 1-866-964-0492 if you have any questions about notice-and-access.

Circular: The Circular, audited financial statements, management discussion and analysis and additional materials are available under Ero Copper's profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov and on Ero Copper's website at www.erocopper.com. Shareholders are reminded to review these online materials before voting.

Shareholders may obtain paper copies from Computershare (as described on page 1).

A request for paper copies should be sent so that it is received by Computershare by 5:00 p.m. PST on April 12, 2025 in order to allow sufficient time for the shareholder to receive the paper copy and return the proxy by its due date.

Detailed information on voting can be found under the heading "Solicitation of Proxies and Voting Instructions" in the Circular and on the enclosed proxy and voting instruction form.

<u>**Voting**</u>

PLEASE NOTE - YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your securities you must vote using the methods reflected on your enclosed Voting Instruction Form or Proxy.

PLEASE VIEW THE INFORMATION CIRCULAR PRIOR TO VOTING

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Annual Financial statement delivery

• Only Registered and Beneficial holders who opted to receive one

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